UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

[X]            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

[  ]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from          ________________________________  to _______________________________

Commission File Number 001-36906

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

IGT 401(K) SAVINGS PLAN (FORMERLY IGT PROFIT SHARING PLAN)

6355 South Buffalo Drive, Las Vegas, Nevada 89113

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERNATIONAL GAME TECHNOLOGY PLC

11 Old Jewry, 6th Floor, London, EC2R 8DU, United Kingdom

REQUIRED INFORMATION

The IGT 401(K) Savings Plan (formerly IGT Profit Sharing Plan) (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the years ended December 31, 2014 and 2013, which have been prepared in accordance with accounting principles generally accepted in the United States of America and which satisfy the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference. The written consent of Burr Pilger Mayer, Inc. with respect to the 2014 annual financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

IGT 401(K) Savings Plan
Financial Statements as of and for the Years Ended
December 31, 2014 and 2013,
Supplemental Schedule as of December 31, 2014, and
Report of Independent Registered Public Accounting Firm

IGT 401(K) Savings Plan
Table of Contents

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2014 AND 2013:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	11

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

Signature	13

Exhibit Index	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

IGT 401(K) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the IGT 401(K) Savings Plan (formerly IGT Profit Sharing Plan) (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for each of the two years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Burr Pilger Mayer, Inc.

San Jose, California

June 26, 2015

IGT 401(K) Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2014	2013

Assets
Investments, at fair value	$371,607,069	$367,319,216
Notes receivable from participants	11,429,979	12,733,909

Net assets available for benefits	$383,037,048	$380,053,125

See accompanying notes

IGT 401(K) Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31,	2014	2013

Additions to net assets attributed to:
Investment (loss) income:
Net (decrease) increase in fair value of investments	$(4,496,000)	$55,307,962
Dividends and interest	23,676,831	10,522,709
	19,180,831	65,830,671

Interest income on notes receivable from participants	517,924	526,496

Contributions:
Employer	7,319,659	7,079,273
Participant	19,412,919	19,609,943
	26,732,578	26,689,216

Total additions to net assets available for benefits	46,431,333	93,046,383

Deductions from net assets attributed to:
Benefits paid to participants	43,386,284	28,281,863
Administrative expenses	61,126	43,856

Total deductions from net assets available for benefits	43,447,410	28,325,719

Net increase in net assets available for benefits	2,983,923	64,720,664

Net assets available for benefits:
Beginning of year	380,053,125	315,332,461

End of year	$383,037,048	$380,053,125

See accompanying notes

Notes to Financial Statements

1.	Description of Plan
The IGT 401(K) Savings Plan (formerly IGT Profit Sharing Plan) (the Plan) is sponsored by International Game Technology (referred to throughout these notes as IGT, we, our or us) and consists of two programs, the profit sharing program and the 401(k) program. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan's provisions. As more fully described in Note 9 below, on April 7, 2015, IGT was acquired by GTECH S.p.A. (GTECH) pursuant to an Agreement and Plan of Merger, dated as of July 15, 2014, as amended (the Merger Agreement).  As a result of the transactions under the Merger Agreement, on April 7, 2015 IGT and GTECH combined under a newly formed holding company, International Game Technology PLC (IGT PLC), with IGT continuing as a wholly owned subsidiary of IGT PLC.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and other provisions of the Internal Revenue Code (IRC). This defined contribution plan covering all eligible IGT employees was adopted in December 1980 and is administered by Fidelity Management Trust Company (Fidelity).
Profit Sharing Program
IGT may make an annual profit sharing contribution based on operating profits as determined by its Board of Directors. The contribution is allocated to eligible participants' accounts proportionately based on annual eligible compensation. No profit sharing contributions were made or approved for the years ended December 31, 2014 or 2013.
Employees are eligible to participate in the profit sharing program after completing 1,000 hours of service in a calendar year and reaching the age of 18. Once eligible, Plan participants must be employed on the last day of the Plan year (December 31) to receive their annual profit sharing allocations. Participation in profit sharing is retroactive to January 1 of the year in which the employee became eligible.
401(k) Program
Participants may contribute up to 40% of their pre-tax or after-tax annual compensation, as defined in the Plan. Participants age 50 or over may be eligible to make additional contributions, subject to certain IRC limitations. Employees may make pre-tax or after-tax contributions to their accounts upon completion of 30 days of full time employment, or one year of 1,000 hours of part-time employment. A participant may discontinue contributions to the Plan at any time.
The Plan also allows for rollover contributions from other qualified retirement plans. If the rollover is from an individual retirement arrangement, all assets in the prior retirement plan must have originated as contributions made under a qualified plan.
Effective January 1, 2014, participants may make contributions on an after-tax basis (Roth deferral contributions), subject to the same IRC limits when combined with their pre-tax contributions.
Effective January 1, 2013, the Plan was modified to be designated as a safe harbor plan. As a result the matching contribution changed. IGT matched (1) 100% of a participant's salary deferral contributions that equal 1% of the participant's compensation, plus (2) 50% of a participant's salary deferral contributions that exceed the 1% of the participant's compensation but do not exceed 6% of the participant's compensation. The total safe harbor matching contributions on the first 6% contributed by a participant will equal 3.5% of the participant's eligible earnings. Safe harbor matching contributions are fully vested when made.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's 401(k) contribution, IGT's 401(k) employer matching contribution, IGT's profit sharing contributions, if any, Plan earnings and/or losses less Plan expenses, and forfeitures of non-vested portions of terminated participants' profit sharing contributions, if any.

Investment Options
The Savings Plan Committee has selected 41 investment options that have a variety of growth and risk characteristics, including a unitized fund that holds shares of IGT common stock, as well as the self-directed brokerage account effective July 1, 2013. Participants direct the investment of 100% of their contributions, matching contributions and profit sharing contributions to the Plan. As more fully described in Note 9 below, upon effectiveness of the transactions contemplated by the Merger Agreement, on April 7, 2015 the unitized fund holding shares of IGT common stock was replaced with a unitized fund holding IGT PLC ordinary shares.  As of April 7, 2015, the unitized fund for IGT PLC shares is closed to future contributions or investments.
Plan participants may allocate all contributions to one investment fund or split them between any combinations of funds in increments of 1%. In general a participant may change how current and/or future contributions are invested at any time during the Plan year. When a profit sharing contribution is made, the funds are deposited annually into the Retirement Money Market Portfolio prior to allocation to eligible participants. Once allocated, profit sharing contributions are invested as directed by the participants.
Benefit Payments and Vesting
Participants are vested immediately in their tax deferred 401(k) contributions, 401(k) employer matching contributions, rollover contributions from other qualified plans, and related earnings. Vesting in the Company's discretionary profit sharing contribution is based on years of service. A participant earns one year of vesting service for each Plan year (January 1 to December 31) in which he or she works at least 1,000 hours, and is fully vested after six consecutive years of service, based on the following schedule:

Completed Years	Vested
of Service	Portion
0	0%
1	10%
2	20%
3	40%
4	60%
5	80%
6	100%

Upon termination of employment, a participant may receive a lump sum payment equal to the vested value of his or her account. If the termination of employment is by normal retirement (retirement after age 65), by death or by reason of total disability, the participant becomes 100% vested and has the right to receive payment in full. If a participant leaves IGT for any other reason, he or she is entitled to a distribution only from the vested portion of his or her account.
In accordance with federal tax laws, the Plan requires distributions to terminating participants with vested balances of less than $5,000. The Plan will make a distribution directly to terminating participants with vested balances up to $1,000. If a terminating participant has a vested balance between $1,001 and $5,000, the participant may elect to have such distributions paid directly to him or her, or to an eligible retirement plan in a direct rollover. If no election is made, such distribution will be paid in a direct rollover to an individual retirement plan designated by Fidelity. If a terminating participant's vested account balance exceeds $5,000, the individual may voluntarily defer payment of benefits until the normal retirement date.
Forfeited Accounts
Any participant who terminates employment with IGT will forfeit the non-vested portion of his or her account. Forfeitures occur at the earlier of the date the participant receives a distribution from the Plan or after a five year break in service. In accordance with the Plan document, forfeitures were used to pay expenses of $2,300 in 2014 and $18,200 in 2013. In addition, forfeitures of $348,100 were allocated to eligible participant accounts in 2014 and $468,300 in 2013.  The forfeited non-vested amount not yet allocated to active participants totaled approximately $439,900 as of December 31, 2014 and $348,100 as of December 31, 2013.

Hardship Withdrawals
The Plan allows for hardship withdrawals under defined circumstances. The necessity of the hardship withdrawal is reviewed by IGT's Plan administrator and includes allowances for major medical expenses, purchase of a primary residence, college expenses for a family member, and prevention of eviction from or foreclosure on a principal residence. A participant must stop making pre-tax or after-tax 401(k) contributions for six months following a hardship withdrawal.

Notes Receivable from Participants
Participants may borrow from their vested accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed, which is not less than the prime rate plus 1%. Principal and interest is paid ratably through bi-weekly payroll deductions. The loan amount may be no less than $1,000 and repayment must be over a period not to exceed 60 months. As of December 31, 2014, interest rates on loans outstanding were 4.25% with maturities through 2020.
2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).
Cash
Cash represents interest bearing cash held for the purpose of providing liquidity and satisfying daily participant requests related to the IGT Unitized Stock Fund. This fund is maintained in accordance with the trust agreement between IGT and Fidelity.
Investment Valuation and Income Recognition
All Plan investments are stated at fair value based on quoted market prices.  Generally fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price), in the principal or most advantageous market, in an orderly transaction between market participants, on the measurement date.  Assets carried at fair value are classified and disclosed in one of the following three categories:
●	Level 1 – Quoted market prices in active markets for identical instruments

●	Level 2 – Quoted market prices for similar instruments, using observable market based inputs corroborated by market data

●	Level 3 – Unobservable inputs using our own assumptions when observable inputs are unavailable
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Plan Expenses
Several of the investment fund options are subject to investment fees based on a percentage of invested assets, as disclosed in the fund's prospectus. All such fees are charged directly against the fund's investment performance and thus are not separately disclosed in the accompanying financial statements. Plan participants pay investment management and trustee fees as well as fees related to the administration of their loans. Certain administrative expenses are paid by the Plan. Consulting and record keeping fees are paid by IGT.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Recently Adopted Accounting Standards or Updates
At the beginning of 2013, the Plan adopted an Accounting Standards Update (ASU) issued in October 2012, to amend the fair value measurement of investments in defined contribution pension plans to be reduced by brokerage commissions and other selling costs, if significant. This ASU is effective for reporting periods beginning after December 15, 2012, and did not have a material impact on the Plan's financial statements.
Reclassification
Prior year amounts have been reclassified to conform with current year presentation, with no effect on the net assets available for benefits.
3.      Fair Value Measurements

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input significant to the fair value measurement. The following is a description of the valuation methodologies used in valuing the Plan's assets, which are all level 1 measurements based on quoted market prices in active markets for identical instruments.

●	Cash – valued at carrying amount

●	Money market funds – valued using active trading prices

●
Mutual funds – valued using the net asset value (NAV) of shares held by the Plan; NAV is a quoted market price equal to the value of assets owned by the fund, less liabilities, divided by the number of shares outstanding

●	IGT common stock – valued at the publicly-traded market price

●	Self-directed brokerage accounts – valued using active trading prices

All Plan investments below are administered by a Fidelity investment management agent.
December 31,	2014	2013
Cash	$388,787	$692,995
IGT Common Stock	35,370,090	41,747,425
Money Market Fund	35,620,594	40,485,835
Mutual Funds:
Large Cap	99,055,487	93,096,811
Blended Funds	88,977,695	74,434,040
Mid Cap	48,629,493	50,634,901
Bond Investments	23,717,517	24,973,249
International	21,578,502	24,579,569
Small Cap	10,008,260	12,099,473
Self-Directed Brokerage Accounts:
Cash	1,169,818	2,467,984
Mutual Funds:
Mid Cap	430,787	114,455
Large Cap	303,044	154,962
Blended Funds	298,753	116,154
Bond Investments	242,440	98,053
International	143,413	149,366
Small Cap	5,874	37,874
Common Stock:
Consumer Cyclical	1,879,170	471,768
Technology	1,292,288	383,483
Financial Services	1,009,879	326,064
Healthcare	437,293	67,491
Energy	221,925	66,847
Basic Materials	197,501	32,856
Consumer Defensive	192,547	32,786
Industrials	183,342	41,328
Communications Services	105,149	4,385
Utilities	93,712	5,039
Real Estate	47,876	1,044
Certificate of Deposit	5,833	2,979

Total investments	$371,607,069	$367,319,216

4.            Investments
The following table presents the fair value of investments which represent 5% or more of the Plan's net assets.
December 31,	2014	2013
Fidelity Money Market Trust Retirement Money Market Portfolio	$35,620,594	$40,485,835
IGT Common Stock	35,370,090	41,747,425
PIMCO Total Return Fund	23,717,517	24,973,249
Fidelity OTC Portfolio	23,052,857	*
T. Rowe Price Dividend Growth	21,644,153	21,110,597
Spartan® 500 Index Institutional	21,435,087	19,447,687
Fidelity Diversified International Fund	19,831,361	23,373,735
BlackRock Equity Dividend Fund	19,498,668	19,825,786
Prudential Jennison Mid Cap Growth Fund	*	19,108,786
*This investment did not represent more than 5% of the Plan's net assets for the period indicated.
During the years ended December 31, 2014 and 2013, the Plan's investments, including realized and unrealized gains and losses on investments bought and sold as well as held during the year, (decreased) increased in value as follows.

Years ended December 31,	2014	2013
Common Stock	$(1,913,393)	$10,742,393
Mutual Funds	(2,582,607)	44,565,569

Total (decrease) increase in fair value of investments	$(4,496,000)	$55,307,962

5.	Related Party Transactions
Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. The Plan also pays administrative expenses to Fidelity.
The Plan held 2,050,440 shares of IGT common stock with a cost basis of $37,978,912 as of December 31, 2014 and 2,298,867 shares with a cost basis of $45,125,022 as of December 31, 2013. In addition, notes receivable from participants qualify as party-in-interest. As further described in Note 9 below, as a result of the acquisition of IGT by GTECH, shares of IGT common stock held in the Plan's stock fund were exchanged for cash and IGT PLC ordinary shares.
6.	Plan Termination
In the event of Plan termination, participants will become 100% vested in their accounts. Although it has not expressed any intent to do so, IGT has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.
7.	Tax Status
The IRS has determined and informed the Plan sponsor by a letter dated June 13, 2012, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator and the Plan's tax counsel believe that the Plan (as amended since receiving the determination letter) is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Department of Labor and IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

8.      Risks and Uncertainties
The Plan utilizes various investment instruments, including money market mutual funds, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk, as well as overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term that could materially affect the amounts reported in the financial statements.
9.      Subsequent Event

Acquisition of IGT by GTECH
On July 15, 2014, we entered into the Merger Agreement with GTECH S.p.A. for the acquisition of IGT by GTECH. Upon consummation of the transactions contemplated by the Merger Agreement, on April 7, 2015, IGT and GTECH combined under a newly formed holding company, IGT PLC, domiciled in the UK and its ordinary shares listed on the New York Stock Exchange (NYSE) under the "IGT" ticker symbol. IGT survived as a wholly owned subsidiary of IGT PLC, which maintains corporate headquarters in the UK and operating headquarters in Las Vegas, NV, Providence, RI and Rome, Italy.

In conjunction with the closing of the transaction, IGT shares ceased trading on the NYSE effective at the end of the trading day on April 6, 2015. On April 7, 2015, each share of IGT common stock was converted into the right to receive a combination of $14.3396 in cash, plus 0.1819 ordinary shares of IGT PLC.  In connection with these transactions, shares of IGT common stock held in the Plan's IGT stock fund were converted into cash and IGT PLC shares, and the stock fund for IGT common stock was replaced with a stock fund for IGT PLC ordinary shares.

******

IGT 401(K) Savings Plan
EIN 88-0062109
Plan Number 001

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(e)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest, collateral,	Current
.	lessor, or similar party	par, or maturity value	Value
		Common Stock
*	IGT	IGT Common Stock (2,050,440 shares)	$35,370,090

		Mutual Funds
	PIMCO Funds	PIMCO Total Return Fund	23,717,517
*	Fidelity	Fidelity OTC Portfolio	23,052,857
	T Rowe Price	T Rowe Price Dividend Growth Fund	21,644,153
*	Fidelity	Spartan® 500 Index Institutional Fund	21,435,087
*	Fidelity	Fidelity Diversified International Fund	19,831,361
	BlackRock	BlackRock Equity Dividend Fund	19,498,668
	Prudential	Prudential Jennison Mid Cap Growth Fund	18,664,942
*	Fidelity	Fidelity Low-Priced Stock Fund	16,729,923
	T Rowe Price	T Rowe Price Growth Stock Fund	13,424,723
	T Rowe Price	T Rowe Price Mid Cap Value Fund	13,234,628
	T Rowe Price	T Rowe Price Retirement 2025 Fund	12,570,978
	T Rowe Price	T Rowe Price Retirement 2040 Fund	11,149,118
	T Rowe Price	T Rowe Price Retirement 2035 Fund	11,008,538
*	Fidelity	Fidelity Puritan® Fund	10,887,185
	T Rowe Price	T Rowe Price Retirement 2030 Fund	10,609,989
	Royce Funds	Royce PA Mutual INV Fund	10,008,260
	T Rowe Price	T Rowe Price Retirement 2020 Fund	9,523,072
	T Rowe Price	T Rowe Price Retirement 2045 Fund	6,681,619
	T Rowe Price	T Rowe Price Retirement 2050 Fund	4,274,136
	T Rowe Price	T Rowe Price Retirement 2015 Fund	3,426,604
	Vanguard	Vanguard Target Retirement 2020 Fund	2,068,363
	Columbia Management	Columbia Acorn International Fund	1,747,140
	T Rowe Price	T Rowe Price Retirement 2010 Fund	1,309,378
	T Rowe Price	T Rowe Price Retirement Income Fund	1,162,940
	T Rowe Price	T Rowe Price Retirement 2055 Fund	997,125
	Vanguard	Vanguard Target Retirement 2050 Fund	923,512
	Vanguard	Vanguard Target Retirement 2035 Fund	664,565
	Vanguard	Vanguard Target Retirement Income Fund	407,009
	Vanguard	Vanguard Target Retirement 2045 Fund	377,229
	Vanguard	Vanguard Target Retirement 2030 Fund	315,429
	Vanguard	Vanguard Target Retirement 2025 Fund	296,246
	T Rowe Price	T Rowe Price Retirement 2005 Fund	122,721
	Vanguard	Vanguard Target Retirement 2040 Fund	96,506
	Vanguard	Vanguard Target Retirement 2060 Fund	49,678
	Vanguard	Vanguard Target Retirement 2055 Fund	25,404
	Vanguard	Vanguard Target Retirement 2015 Fund	21,654
	Vanguard	Vanguard Target Retirement 2010 Fund	8,697
		Total Mutual Funds	291,966,954

IGT 401(K) Savings Plan
EIN 88-0062109
Plan Number 001

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year) (continued)
December 31, 2014

(a)	(b)	(c)	(e)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest, collateral,	Current
.	lessor, or similar party	par, or maturity value	Value
		Money Market Fund
*	Fidelity	Fidelity Money Market Trust Retirement Money Market Portfolio	35,620,594

		Other Investments
*	BrokerageLink	Participant Self-Directed Brokerage Accounts	8,260,644

*	Cash	Cash and Cash Equivalents	388,787

*	Notes Receivable from Participants	Rates at 4.25% and various maturities
		ranging from 2015 to 2020	11,429,979
	Total Assets Held For Investment Purposes		$383,037,048

* Indicates a party-in-interest to the Plan. BrokerageLink includes some Fidelity investments.

Column (d), cost, has been omitted, as investments are participant-directed

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2015

IGT 401(K) SAVINGS PLAN

By:            IGT 401(K) Savings Plan Committee

/s/ Donna Kimmel
Senior Vice President, Human Resources
On behalf of the IGT 401(K) Savings Plan Committee

EXHIBIT INDEX

Exhibit                                                 Description________________________________
             Exhibit 23                   Consent of Independent Registered Public Accounting Firm